FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 26, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

26 July 2023

Directorate Change

The Board of Directors of NatWest Group has announced that Alison Rose has agreed by mutual consent to step down as Group Chief Executive with immediate effect.

Howard Davies, Chairman of the NWG Board stated: "The Board and Alison Rose have agreed, by mutual consent, that she will step down as CEO of the NatWest Group. It is a sad moment. She has dedicated all her working life so far to NatWest and will leave many colleagues who respect and admire her."

Alison Rose said: "I remain immensely proud of the progress the bank has made in supporting people, families and business across the UK, and building the foundations for sustainable growth. My NatWest colleagues are central to that success, and so I would like to personally thank them for all that they have done."

For an initial period of 12 months, and subject to regulatory approval, the Board has appointed Paul Thwaite, the current CEO of the Commercial and Institutional business, to take over the responsibilities of leading NatWest Group.   A further process will take place in due course to appoint a permanent successor.

Notes:

-      Alison Rose was appointed as Group Chief Executive in 2019, having worked at the bank for more than 30 years.
-      Paul Thwaite was appointed Chief Executive Officer of NatWest's Commercial & Institutional, ring fenced back, in July 2022, after leading the Group's Commercial Banking division as CEO since November 2019. He is responsible for supporting business customers, ranging from start-ups through to multi-nationals and has recently led the Group's response to supporting UK businesses customers through the Covid pandemic.

The person responsible for arranging the release of this announcement on behalf of NatWest Group plc is Alex Dawtrey, Chief Communications Officer.

MAR Inside Information - this announcement contains information that qualified or may have qualified as inside information for NWG, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements

This announcement may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this announcement may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its Programme and the details thereto; its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 and H1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement speak only as of the date of this announcement and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 26 July 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary